Exhibit 99.1

FSD Pharma Inc. Announces Results of Annual General and Special Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 30, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, announced today the results of its annual general and special meeting of shareholders (“AGSM”), held online and in virtual-only format on June 29, 2023.

There were 148 shareholders represented in person or by proxy at the AGSM holding 48 Class A multiple voting shares (“Class A Shares”) and 8,176,402 Class B subordinate voting shares (“Class B Shares”), representing 66.67% and 20.94% of the votes attached to the Class A Shares and Class B Shares, respectively, with each Class A Share entitling the holder to 276,660 votes on all matters.

The detailed results of the vote for the election of directors of the Company are set out below.

Nominee	Votes For	% Votes For
Anthony Durkacz	21,442,510	99.94%
Zeeshan Saeed	21,418,876	99.83%
Dr. Lakshmi P. Kotra	18,027,894	84.02%
Adnan Bashir	18,463,181	86.05%
Nitin Kaushal	17,032,284	79.38%
Michael (Zappy) Zapolin	18,610,144	86.74%
Dr. Eric Hoskins	18,599,259	86.69%

As a result, the nominees for election as directors set out above were elected as directors of the Company to serve until the close of the next annual meeting of shareholders or until their successors are elected or appointed.

In addition, at the AGSM, the shareholders also re-appointed MNP LLP as the Company’s auditor and authorized the directors to fix the auditor’s remuneration, approved the Equity Incentive Plan originally adopted by the board on May 16, 2022, and re-approved the Stock Option Plan originally adopted by the board on February 9, 2018 and last approved by the Company’s shareholders on March 15, 2018, and approved the special resolution to amend the Company's articles of incorporation to change the name of the Company from “FSD Pharma Inc.” to such name as may be approved by the board of directors of the Company (including the changing of the Company’s stock symbol to reflect its new name) in its sole discretion, without further approval of the shareholders of the Company (the "Name Change").

For more information on these matters and capitalized terms used in this press release but not defined herein, please refer to the Company’s management information circular dated May 19, 2022, on SEDAR at www.sedar.com. Details of Company's report of voting results are available under the Company's profile SEDAR.

Name Change

In the event that the Company proceeds with a Name Change, letters of transmittal will be made available to shareholders of the Company for use in depositing their certificates representing their Class A Shares or Class B Shares to the Company’s transfer agent in exchange for new certificates representing the new name of the Company. Shareholders are not required to take any action at this time. Non-Registered Shareholders holding their Class A Shares or Class B Shares through an Intermediary should note that Intermediaries may have different procedures for processing a name change than those that will be put in place by the Company for Registered Shareholders. If you hold your Class A Shares or Class B Shares with an Intermediary and you have questions in this regard, you are encouraged to contact your intermediary. Shareholders should not destroy any share certificates and should not submit any certificates until requested to do so, if required.

You may contact the transfer agent, Marrelli Trust Company Limited by mail at c/o Marrelli Transfer Services Corp., 82 Richmond Street East, Toronto, Ontario M5C 1P1, by telephone at 416-361-0737 or over email at info@marrellitrust.ca.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “hopes,” “planned” or “believes,” or variations of such words and phrases, or states that certain actions, events or results “may,” “could,” “would,” “might,” “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com

ClearThink
Email: nyc@clearthink.capital
Telephone: (917) 658-7878